Exhibit 21.1
List of Subsidiaries of Trupanion, Inc.

Subsidiary	Incorporation
American Pet Insurance Company	United States, New York
Trupanion Managers USA, Inc.	United States, Arizona
Trupanion Brokers Ontario, Inc.	Canada, Ontario